                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For April 18, 2007
                         Commission File Number 0- 50822
                                                --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                     ------                    --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                                No   X
                               -------                           ------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF) is pleased to announce the renewal of its contact with Primoris Group Inc. to provide corporate, media and investor relations services to the Company. Primoris Group is an investor relations firm headquartered in Toronto, Ontario, Canada, which operates under the leadership of principals Joseph Carusone and Nick Boutsalis.

Under the terms of the new one-year agreement, which commenced January 1, 2007 and is subject to renewal, Primoris Group will continue to manage a comprehensive communications program in support of Northwestern's corporate growth strategy. Primoris Group will be paid a fee of $8,000 per month. In addition, Primoris Group has been granted an option to purchase an additional
200,000 shares of the Company at an exercise price of C$0.81 per share for a period of up to five years, expiring April 17, 2012. The options will vest in tranches over 12 months, with no more than 25% vesting in any single three-month period. This agreement and the grant of stock options are subject to regulatory approval. The securities represented by this grant will be subject to a four-month hold period. The principals of Primoris Group Inc. hold a total of
75,000 common shares of Northwestern and Primoris has the right to acquire an additional 600,000 common shares of Northwestern through existing stock options.

"Northwestern is extremely pleased to be continuing its relations with Primoris
Group as we aggressively advance our uranium properties in Niger, Quebec and
Saskatchewan," said Marek J. Kreczmer, President and CEO of Northwestern. "We
remain committed to our long-term growth strategy and to delivering value for the company and its shareholders.""

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       Northwestern Mineral Ventures Inc.

                       By: /s/ Marek Kreczmer
                       ----------------------
                              Marek Kreczmer
                            President and CEO

Date: April 18, 2007